March 6, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Melissa Raminpour
Ms. Effie Simpson
Mr. Jim Dunn

Re:    CHS Inc.
Form 10-K for the Year Ended August 31, 2017
Filed November 9, 2017
Form 10-Q for the period Ended November 30, 2017
Filed January 10, 2018
File No. 001-36079

Ladies and Gentlemen:

The following are the responses of CHS Inc. (referred to herein as “CHS,” “we” or “our”) to the staff (the “Staff”) of the Securities and Exchange Commission’s February 23, 2018, Comment Letter with respect to the Annual Report on Form 10-K and Quarterly Report on Form 10-Q referenced above.

To assist in your review, we have retyped the Staff’s comments (displayed in italics) below, with our responses set forth immediately below the Staff’s comments.

Form 10-Q for the period ended November 30, 2017

Note 10 - Derivative Financial Instruments, page 16

Derivatives Designated as Fair Value Hedging Strategies, page 19

1.	Please revise your future filings to provide the required disclosures under ASC 815-10-50 for your derivatives designated as fair value hedging strategies. Refer to ASC 270-10-50-1(1).

CHS RESPONSE:

We have evaluated the guidance in ASC 815-10-50 and ASC 270-10-50-1(l), and will revise our future filings to provide the required disclosures under these standards for our derivatives designated as fair value hedging strategies. Additionally, included in Appendix A is a delineation of the revised disclosure as it would have been reflected in Note 10 - Derivative Financial Instruments of CHS’s Form 10-Q for the quarterly period ended November 30, 2017.

CLOSING:

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned.

Very truly yours,

CHS Inc.

/s/ Timothy Skidmore

Timothy Skidmore
Executive Vice President and Chief Financial Officer

Appendix A

Note 10        Derivative Financial Instruments and Hedging Activities

Our derivative instruments primarily consist of commodity and freight futures and forward contracts and, to a lesser degree, may include foreign currency and interest rate swap contracts. These contracts are economic hedges of price risk, but we do not apply hedge accounting under ASC Topic 815, Derivatives and Hedging, except with respect to certain interest rate swap contracts which are accounted for as fair value hedges. Derivative instruments are recorded on our Consolidated Balance Sheets at fair value as described in Note 11, Fair Value Measurements.

Derivatives Not Designated as Hedging Instruments

The following tables present the gross fair values of derivative assets, derivative liabilities, and margin deposits (cash collateral) for derivatives not accounted for as hedging instruments, recorded on our Consolidated Balance Sheets along with the related amounts permitted to be offset in accordance with GAAP. We have elected not to offset derivative assets and liabilities when we have the right of offset under ASC Topic 210-20, Balance Sheet - Offsetting; or when the instruments are subject to master netting arrangements under ASC Topic 815-10-45, Derivatives and Hedging - Overall.

	November 30, 2017
		Amounts Not Offset on the Consolidated Balance Sheet but Eligible for Offsetting
	Gross Amounts Recognized	Cash Collateral	Derivative Instruments	Net Amounts
	(Dollars in thousands)
Derivative Assets:
Commodity and freight derivatives	$324,867	$—	$36,052	$288,815
Foreign exchange derivatives	4,297	—	2,741	1,556
Embedded derivative asset	22,271	—	—	22,271
Total	$351,435	$—	$38,793	$312,642
Derivative Liabilities:
Commodity and freight derivatives	$224,656	$10,358	$36,052	$178,246
Foreign exchange derivatives	7,556	—	2,741	4,815
Total	$232,212	$10,358	$38,793	$183,061

	August 31, 2017
		Amounts Not Offset on the Consolidated Balance Sheet but Eligible for Offsetting
	Gross Amounts Recognized	Cash Collateral	Derivative Instruments	Net Amounts
	(Dollars in thousands)
Derivative Assets:
Commodity and freight derivatives	$384,648	$—	$35,080	$349,568
Foreign exchange derivatives	8,771	—	3,636	5,135
Embedded derivative asset	25,533	—	—	25,533
Total	$418,952	$—	$38,716	$380,236
Derivative Liabilities:
Commodity and freight derivatives	$309,762	$3,898	$35,080	$270,784
Foreign exchange derivatives	19,931	—	3,636	16,295
Total	$329,693	$3,898	$38,716	$287,079

Derivative assets and liabilities with maturities of less than 12 months are recorded in derivative assets and derivative liabilities, respectively, on the Consolidated Balance Sheets. Derivative assets and liabilities with maturities greater than 12 months are recorded in other assets and other liabilities, respectively, on the Consolidated Balance Sheets. The amount of long-term derivative assets and liabilities recorded on the Consolidated Balance Sheet at November 30, 2017, were $71.8 million and $8.6 million, respectively. The amount of long-term derivative assets and liabilities recorded on the Consolidated Balance Sheet at August 31, 2017, were $196.9 million and $14.4 million, respectively.

The following table sets forth the pretax gains (losses) on derivatives not accounted for as hedging instruments that have been included in our Consolidated Statements of Operations for the three months ended November 30, 2017, and 2016.

		For the Three Months Ended November 30,
	Location of Gain (Loss)	2017	2016
		(Dollars in thousands)
Commodity and freight derivatives	Cost of goods sold	$27,752	$18,410
Foreign exchange derivatives	Cost of goods sold	6,766	6,024
Foreign exchange derivatives	Marketing, general and administrative	(495)	145
Interest rate derivatives	Interest expense	(1)	2
Embedded derivative	Other income	1,738	29,106
Total		$35,760	$53,687

Commodity and Freight Contracts

As of November 30, 2017, and August 31, 2017, we had outstanding commodity futures, options and freight contracts that were used as economic hedges, as well as fixed-price forward contracts related to physical purchases and sales of commodities. The table below presents the notional volumes for all outstanding commodity and freight contracts accounted for as derivative instruments.

	November 30, 2017		August 31, 2017
	Long	Short	Long	Short
	(Units in thousands)
Grain and oilseed - bushels	588,263	805,041	570,673	768,540
Energy products - barrels	16,254	19,300	15,072	18,252
Processed grain and oilseed - tons	196	1,700	299	2,347
Crop nutrients - tons	25	4	9	15
Ocean and barge freight - metric tons	4,785	3,144	2,777	1,766
Rail freight - rail cars	151	68	176	75
Natural gas - MMBtu	1,500	—	500	—

Foreign Exchange Contracts

We are exposed to risk regarding foreign currency fluctuations even though a substantial amount of international sales are denominated in U.S. dollars. In addition to specific transactional exposure, foreign currency fluctuations can impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply. From time to time, we enter into foreign currency hedge contracts to minimize the impact of currency fluctuations on our transactional exposures. The notional amounts of our foreign exchange derivative contracts were $646.3 million and $776.7 million as of November 30, 2017, and August 31, 2017, respectively.

Embedded Derivative Asset

Under the terms of our strategic investment in CF Nitrogen, if CF Industries' credit rating is reduced below certain levels by two of three specified credit ratings agencies, we are entitled to receive a non-refundable annual payment of $5.0 million from CF Industries in November of each year until the date that CF Industries' credit rating is upgraded to or above certain levels by two of the three specified credit ratings agencies or February 1, 2026, whichever is earlier.
During the three months ended November 30, 2016, CF Industries' credit rating was reduced below the specified levels and we received a $5.0 million payment from CF Industries, which was recorded as a gain in our Consolidated Statement of Operations. We also recorded an embedded derivative asset of $24.1 million on our Consolidated Balance Sheet and a corresponding gain in our Consolidated Statement of Operations for the fair value of the embedded derivative asset during the three months ended November 30, 2016. During the three months ended November 30, 2017, we received a second $5.0 million payment from CF Industries. The fair value of the embedded derivative asset recorded on our Consolidated Balance Sheet as of November 30, 2017, was equal to $22.3 million. The current and long-term portions of the embedded derivative asset are included in derivative assets and other assets on our Consolidated Balance Sheets, respectively. See Note 11, Fair Value Measurements for more information on the valuation of the embedded derivative asset.

Derivatives Designated as Fair Value Hedging Strategies

As of November 30, 2017, and August 31, 2017, we have outstanding interest rate swaps with an aggregate notional amount of $495.0 million designated as fair value hedges of portions of our fixed-rate debt that are due in fiscal 2019 through 2025. Our objective in entering into these transactions is to offset changes in the fair value of the debt associated with the risk of variability in the three-month U.S. dollar LIBOR interest rate (LIBOR), in essence converting the fixed-rate debt to variable-rate debt. Under these interest rate swaps, we receive fixed-rate interest payments and make interest payments based on the three-month LIBOR. Offsetting changes in the fair values of both the swap instruments and the hedged debt are recorded contemporaneously each period and only create an impact to earnings to the extent that the hedge is ineffective.

The following table presents the fair value of our derivative instruments designated as fair value hedges and the line items on the Consolidated Balance Sheets in which they are recorded.

		Derivative Assets			Derivative Liabilities
Fair Value Hedges	Balance Sheet location	November 30, 2017	August 31, 2017	Balance Sheet location	November 30, 2017	August 31, 2017
		(Dollars in thousands)			(Dollars in thousands)
Interest rate swaps	Other assets	$3,596	$9,978	Other liabilities	$2,641	$707

The following table sets forth the pretax gains (losses) on derivatives accounted for as hedging instruments that have been included in our Consolidated Statements of Operations for the three months ended November 30, 2017, and 2016.

		For the Three Months Ended November 30,
Gain or (loss) on fair value hedging relationships:	Location of Gain (Loss)	2017	2016
		(Dollars in thousands)
Interest rate swaps	Interest expense	$(8,317)	$(13,276)
Hedged item	Interest expense	8,317	13,276
Total		$—	$—

The following table provides the location and carrying amount of hedged liabilities in the Consolidated Balance Sheets as of November 30, 2017, and August 31, 2017.

	November 30, 2017		August 31, 2017
Balance sheet location	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of Hedged Liabilities	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of Hedged Liabilities
	(Dollars in thousands)
Long-term debt	$495,955	$(955)	$504,271	$(9,271)